Exhibit 99.5

Imperial Tobacco Group PLC - Transaction in Own Shares

Purchase of own securities

Imperial Tobacco today acquired from Hoare Govett’s affiliate, ABN AMRO Bank N.V., London Branch, 400,000 of its ordinary shares at an average price of 1696.96 pence per ordinary share. The purchased shares will all be held as treasury shares. Following the above purchase, Imperial Tobacco holds 32,070,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 697,130,921.

Contacts:

Nicola Tate	Imperial Tobacco Group PLC	0117 933 7082
John Nelson-Smith	Imperial Tobacco Group PLC	0117 933 7032
Jeremy Thompson	ABN AMRO	020 7678 8000

Copies of our announcements are available on our website:  www.imperial-tobacco.com